02037780

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

P.E. 5-1-02

For the month of May, 2002

DATAMIRROR CORPORATION
(Registrant's name)

3100 Steeles Avenue East, Suite 700
Markham, Ontario, Canada L3R 8T3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ______ Form 40-F __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

Documents Included as Part of this Report

No.	Document
1.	Press Release dated May 22, 2002

Document 1

DataMirror
3100 Steeles Avenue East
Suite 1100
Markham, Ontario L3R 8T3
TEL: 905-415-0310
FAX: 905-415-0340
Web Site: www.datamirror.com

For Immediate Release

DataMirror and *CIO Magazine* Share Enterprise Application Integration Strategies

DataMirror to Host EAI Seminar with CIO Magazine

TORONTO, CANADA – (May 22, 2002) – DataMirror (Nasdaq: DMCX; TSE: DMC), the leading provider of enterprise application integration and resiliency solutions, today announced that it will host a complimentary seminar on how to "Keep Your Business Alive with EAI." The seminar will showcase DataMirror's LiveBusiness™ strategy that is designed to help companies focus on driving their business – not their technology. Attendees will learn how a strategic investment in EAI today can make businesses stronger and more competitive tomorrow.

The seminar will take place on Wednesday, May 29, 2002 at the Sutton Place Hotel in Toronto, Canada, and will be led by Nigel Stokes, CEO, DataMirror and Gary J. Beach, Publisher, *CIO Magazine*. Discussions in this seminar will center on the key trends that businesses face in the "now" economy and how enterprise application integration can help companies achieve competitive advantage and real business success.

"It's all about speed. Businesses today are expected to provide employees, business partners and customers with instantaneous and continuous access to information," said Gary J. Beach, Publisher, *CIO Magazine*. "Real-time infrastructures enable companies to integrate and maintain 24/7 availability for key systems, applications and databases that drive business, resulting in streamlined business communications and enhanced customer service levels."

Attendees will also learn how to:

- Cost-effectively integrate different applications, databases and systems
- Create a single 360 degree view of corporate and customer data
- Keep vital information flowing in real-time across your enterprise and beyond
- Protect and monitor the security and availability of your data assets 24/7
- Reduce time-to-market for new e-Business, business intelligence and CRM initiatives

"Since its inception, DataMirror has continued to position itself as a thought leader and innovator in the hi-tech market and has pioneered the concept of the real-time, zero-latency enterprise," said Nigel Stokes, CEO, DataMirror. "Our uniqueness and innovation lie in our ability to provide a comprehensive real-time solution that spans mainframes, midrange servers, desktop computers and mobile devices. LiveBusiness enables companies across all verticals to keep their valuable information integrated and available in real-time so employees, decision makers and partners can make real connections with people down the hall, across the country and around the globe."

Registration

To register for this complimentary seminar, visit www.datamirror.com/torontolive/ and fill out the online form. For more information on this special event, call 1-800-362-5955 ext. 395.

About DataMirror

DataMirror (Nasdaq: DMCX; TSE: DMC) delivers LiveBusiness™ software solutions that let customers integrate data in real-time across their enterprises. DataMirror's comprehensive product family unlocks *the experience of now*™ by providing the instant data access, integration and availability customers demand today across all computers in their business.

Over 1,500 companies use DataMirror to integrate their data. Real-time data drives all business. DataMirror is headquartered in Toronto, Canada, and has offices worldwide. DataMirror has been ranked in the Deloitte and Touche Fast 500 as one of the fastest growing technology companies in North America. For more information, call 1-800-362-5955 or visit the DataMirror web site at www.datamirror.com.

Media and Financial Contacts:

Peter Cauley
Chief Financial Officer
DataMirror Corporation
E-mail: pcauley@datamirror.com
Phone: 905-415-0310 ext. 271
Fax: 905-415-0340

Tracy Staniland
Director of Marketing
DataMirror Corporation
E-mail: tstaniland@datamirror.com
Phone: 905-415-0310 ext. 274
Fax: 905-415-5196

Karen Quatromoni
PR Contact
Rainier Corporation
E-mail: karenq@rainierco.com
Phone: 978-464-5302 ext. 150
Fax: 978-464-2968

Forward-looking statements in this press release, including statements regarding DataMirror Corporation's business which are not historical facts, are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of estimates, expectations, objectives and plans (financial and otherwise). The words "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Numerous factors affect DataMirror's operating results and could cause DataMirror's actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: variability of quarterly operating results; dependence upon the continued growth and success of DataMirror's software products; competition; the ability to develop, market, support and acquire new products in an environment of rapidly changing technology; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in the Company's Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 22, 2002

DATAMIRROR CORPORATION

Peter Cauley
Chief Financial Officer